Filed Pursuant to Rule 433

Dated June 17, 2019

Registration Statement No. 333-222076-01

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated June 17, 2019

Issuer:	Wisconsin Power and Light Company (the “Company”)

Size:	$350,000,000

Security Type:	Debentures

Maturity Date:	July 1, 2029

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2020

Coupon:	3.000%

Price to Public:	99.708%

Yield to Maturity:	3.034%

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Yield:	2.084%

Spread to Benchmark Treasury:	+95 bps

Optional Redemption—Reinvestment Rate:	Make-whole call at T+15 bps

Optional Redemption at Par:	On or after April 1, 2029

Trade Date:	June 17, 2019

Settlement Date:	June 24, 2019 (T+5)

CUSIP:	976826 BM8

ISIN:	US976826BM89

Anticipated Ratings*:	A2/A (Moody’s/ S&P)

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Debentures will be made against payment therefor on or about June 24, 2019, which will be the fifth business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+5, purchasers who wish to trade the Debentures on the date of pricing of the Debentures or on the two succeeding business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Barclays Capital Inc. toll-free at (888) 603-5847, Mizuho Securities USA LLC toll free at (866) 271-7403, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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